                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO


                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Danka Business Systems PLC
-------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           Danka Business Systems PLC
-------------------------------------------------------------------------------
                        (Name of Filing Person (Issuer))

                  6.75% Convertible Subordinated Notes due 2002
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                         G2652NAA7, 236277AA7, 236277AB5
-------------------------------------------------------------------------------
                     (CUSIP Numbers of Class of Securities)

                                F. Mark Wolfinger
                             Chief Financial Officer
                           Danka Business Systems PLC
                            11201 Danka Circle North
                          St. Petersburg, Florida 33716
                                 (727) 579-2856


                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                   Copies to:

Keith J. Nelsen, Esq.                                    John E. Lowe, Esq.
Senior Vice President & General Counsel                  Altheimer & Gray
Danka Business Systems PLC                               10 South Wacker Drive
11201 Danka Circle North                                 Suite 4000
St. Petersburg, Florida  33716                           Chicago, Illinois 60606
(727) 579-2801                                           (312) 715-4000

-------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

=============================== ===================== ======================= ========================= ===============
    TITLE OF EACH CLASS OF          AMOUNT TO BE         PROPOSED MAXIMUM         PROPOSED MAXIMUM         AMOUNT OF
       SECURITIES TO BE              REGISTERED         AGGREGATE OFFERING       AGGREGATE OFFERING      REGISTRATION
          REGISTERED                                      PRICE PER UNIT                PRICE                FEE
=============================== ===================== ======================= ========================= ===============
10% subordinated notes due
April 1, 2008                       $200,000,000               100%               $200,000,000 (1)       $52,800 (2)

Zero coupon senior subordinated
notes due April 1, 2004                  (3)                    (3)                      (3)                  (3)
=============================== ===================== ======================= ========================= ===============

(1) Pursuant to Rule 457(f)(2) under the Securities Act of 1933 this amount is the book value of the maximum amount of 6.75% convertible subordinated notes due 2002 that may be received by the Registrant from tendering holders.
(2) The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933.

(3) If any amount of the zero coupon senior subordinated notes are selected in the exchange offer, the amount of the 10% subordinated notes to be registered will be reduced to an amount such that the total of zero coupon senior subordinated notes and 10% subordinated notes to be issued upon completion of this exchange offer, will be less than $200 million. Therefore, no additional registration fee is required pursuant to Rule 457 under the Securities Act of 1933.


[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $52,800       Filing Party: DANKA BUSINESS SYSTEMS PLC
                          ------------  ----------------------------------------
Form or Registration No.: 333-55914     Date Filed:   FEBRUARY 20, 2001
                          ------------  ----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT


         This Amendment No. 3 to a Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Danka Business Systems PLC, an English public limited company (the "Issuer"), to exchange $200 million in principal amount of 6.75% convertible subordinated notes due 2002 (the "Old Notes") for cash, zero coupon senior subordinated notes due 2004 and 10% subordinated notes due 2008, upon the terms and subject to the conditions set forth in the Preliminary Prospectus and Exchange Offer, included in the Issuer's Registration Statement on Form S-4 (File No. 333-55914) filed with the Securities and Exchange Commission on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11, 2001 (the "Registration Statement"), and the related letter of transmittal filed as Exhibit 99.1 to the Registration Statement.


         The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except as otherwise set forth below.

          The Issuer hereby amends and supplements the Schedule TO as follows:

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     Item 3 of the Schedule TO is hereby amended to include the following executive officers of the Issuer:

     Ricardo A. Davis, Senior Vice President and Chief Administrative Officer, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.


     J. Michael Hawkins, President, Technical Services, Strategic Business Unit, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.


     Ernest R. Miller, President and General Manager of DSI, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

     Michel Amblard, Senior Vice President of Finance, Danka International, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

     Kevin J. Dean, Senior Vice President of Finance, Danka Americas, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716,
(727) 576-6003.

     Keith J. Nelsen, Senior Vice President and General Counsel, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716, (727) 576-6003.

     Sanjay Sood, Senior Vice President of Finance and Accounting, Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716,
(727) 576-6003.

     Robert HM van Heyningen, Financial Director, Danka International, Danka Business Systems PLC, Hagenauer Str. 1b, D-65203 Wiesbaden, Germany, 49(0) 611-69 01 0.

     Elmar Wanderer, Corporate Vice President, Danka International, Danka Business Systems PLC, Hagenauer Str. 1b, D-65203 Wiesbaden, Germany, 49(0) 611-69 01 0.

ITEM 4. TERMS OF TRANSACTIONS.

     Item 4(b) of the Schedule TO is hereby amended in its entirety as follows:

(b) To the knowledge of the Issuer, it will not exchange any Old Notes with any of its officers, directors or affiliates, other than Kevin J. Dean who holds $20,000 of Old Notes.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8(a) of the Schedule TO is hereby amended in its entirety as follows:


(a) Kevin J. Dean holds $20,000 of Old Notes. To the best knowledge of the Issuer no Old Notes are benefically owned by any other person whose ownership would be required to be disclosed by this item.

ITEM 12. EXHIBITS.


(a)(1)(A)* Preliminary Prospectus and Exchange Offer dated February 20, 2001, incorporated by reference to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11, 2001 and the exhibits thereto.

(a)(1)(B)* Letter of Transmittal, incorporated by reference to Exhibit 99.1 of the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11,2001.

(a)(1)(C)* Form of Notice to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit
            99.2 of the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11, 2001.

(a)(1)(D)* Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit 99.3 of the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11, 2001.

(a)(2)* Preliminary Prospectus and Exchange Offer dated February 20, 2001, incorporated by reference to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11, 2001.

(a)(4)* Preliminary Prospectus and Exchange Offer dated February 20, 2001, incorporated by reference to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on February 20, 2001, as amended on April 17, 2001, May 16, 2001 and June 11, 2001.

(a)(5)(E)* Press Release issued by the Issuer on June 1, 2001, incorporated by reference to the Issuer's Rule 425 filing dated June 1, 2001.

(a)(5)(F)* Press Release issued by the Issuer on June 11, 2001, incorporated by reference to the Issuer's Rule 425 filing dated June 11, 2001.

(h)(1)* Opinion of Altheimer & Gray regarding United States tax matters, incorporated by reference to Amendment No. 3 to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on June 11, 2001.

(h)(2)* Opinion of Clifford Chance regarding United Kingdom tax matters, incorporated by reference to Amendment No. 3 to the Issuer's Registration Statement on Form S-4 (No. 333-55914) filed on June 11, 2001.





-----------
*Incorporated by reference to information previously filed with the Securities and Exchange Commission.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 2001                          DANKA BUSINESS SYSTEMS PLC




                                              By: /s/ F. MARK WOLFINGER
                                              ----------------------------------
                                              Name:  F. Mark Wolfinger
                                              Title: Executive Vice President
                                                     and Chief Financial Officer